

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 28, 2015

Mr. David B. Wyshner
Chief Financial Officer
Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, New Jersey 07054

> **Re: Avis Budget Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 23, 2015**
> **Form 8-K furnished August 3, 2015**
> **File No. 001-10308**

Dear Mr. Wyshner:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Selected Financial Data

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

1. We note that you disclose consolidated Adjusted EBITDA within your table of selected financial data, as well as within your MD&A discussion. Please revise to include a statement disclosing the reasons why management believes the presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. See Item 10(e) of Regulation S-K.

Form 8-K furnished August 3, 2015

2. We note your disclosure in the bullet point section at the top of your earnings release that diluted earnings per share increased 24% to $0.84, excluding certain items. Please revise to include equal or more prominent disclosure of the most comparable GAAP measure, presumably diluted earnings per share. See Item 10(e)(1)(i)(A) of Regulation S-K and Instruction 2 to Item 2.02 of Form 8-K. Also, this disclosure, as well as the disclosure in the first paragraph of the earnings release that you "reported net income of $90 million, or $0.84 per share, an increase of 24%, excluding certain items," includes non-GAAP financial measures with titles or descriptions that are confusingly similar to their comparative GAAP measures. Please revise to use a title or description for your non-GAAP financial measures that is not the same, or confusingly similar to the title or descriptions used for GAAP financial measures, as required by Item 10(e)(1)(ii)(E) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure